UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: October 20, 2015		Signed:	/s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: October 20, 2015		Signed:	/s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

Release: Immediate October 20, 2015

CP reports Q3 2015 adjusted earnings per share of $2.69

Reported diluted EPS of $2.04

Calgary, AB – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today announced the highest-ever revenue for the third quarter, 16-percent growth in adjusted earnings per share and the lowest operating ratio for the period in the company’s history.

Revenue rose to $1.71 billion, a gain of 2 percent, while the adjusted operating ratio improved 290 basis points to a record-low for the period of 59.9 percent.

“I am proud of the CP team’s execution this quarter amid stubborn economic softness and the lowest commodity prices in more than a decade,” said E. Hunter Harrison, CP’s Chief Executive Officer. “It’s clear that despite the ongoing tough economic environment, our continued focus on service, cost control and incremental investment in the franchise will serve customers and shareholders well in the long run.”

THIRD-QUARTER 2015 HIGHLIGHTS

•	Revenue increased 2 percent to $1.71 billion

•	Adjusted operating income climbed 10 percent to $685 million

•	Adjusted operating ratio fell to a third-quarter record 59.9 percent, a 290-basis-point improvement

•	Adjusted earnings per share advanced 16 percent to $2.69

“CP’s ability to generate bottom-line double-digit earnings growth in varied economic conditions demonstrates the resiliency and the power of our business model” Harrison said.

Non-GAAP Measures

For further information regarding non-GAAP measures, including reconciliations to the nearest GAAP measures, see the attached supplementary schedule Non-GAAP Measures.

Note on forward-looking information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, including our 2015 full-year guidance, business prospects, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes. To the extent that CP has provided guidance using non-GAAP financial measures, the Company may not be able to provide a reconciliation to a GAAP measure, due to unknown variables and uncertainty related to future results.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the key assumptions identified above; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Martin Cej

Tel: 403-319-7298

martin_cej@cpr.ca

24/7 Media Pager: 855-242-3674

Investment Community

Nadeem Velani

Tel: 403-319-3591

investor@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months		For the nine months
	ended September 30		ended September 30
	2015	2014	2015	2014
Revenues
Freight	$1,667	$1,629	$4,907	$4,745
Non-freight	42	41	118	115

Total revenues	1,709	1,670	5,025	4,860

Operating expenses
Compensation and benefits	352	347	1,038	1,034
Fuel	162	249	542	793
Materials	47	47	144	146
Equipment rents	42	36	130	117
Depreciation and amortization	149	135	440	413
Purchased services and other (Note 4)	272	235	788	726
Gain on sale of Delaware & Hudson South (Note 5)	(68)	—	(68)	—

Total operating expenses	956	1,049	3,014	3,229

Operating income	753	621	2,011	1,631
Less:
Other income and charges (Note 6)	168	1	236	4
Net interest expense	103	70	272	209

Income before income tax expense	482	550	1,503	1,418
Income tax expense (Note 7)	159	150	470	393

Net income	$323	$400	$1,033	$1,025

Earnings per share (Note 8)
Basic earnings per share	$2.05	$2.33	$6.37	$5.90
Diluted earnings per share	$2.04	$2.31	$6.32	$5.84
Weighted-average number of shares (in millions) (Note 8)
Basic	157.6	171.9	162.0	173.9
Diluted	158.7	173.5	163.3	175.5
Dividends declared per share	$0.3500	$0.3500	$1.0500	$1.0500

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months		For the nine months
	ended September 30		ended September 30
	2015	2014	2015	2014
Net income	$323	$400	$1,033	$1,025
Net loss on foreign currency translation adjustments, net of hedging activities	(33)	(26)	(63)	(19)
Change in derivatives designated as cash flow hedges	(45)	—	(78)	(2)
Change in pension and post-retirement defined benefit plans	65	31	203	93

Other comprehensive (loss) income before income tax (expense) recovery	(13)	5	62	72
Income tax recovery (expense)	33	15	44	(1)

Other comprehensive income (Note 3)	20	20	106	71

Comprehensive income	$343	$420	$1,139	$1,096

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS AS AT

(in millions of Canadian dollars)

(unaudited)

	September 30	December 31
	2015	2014
Assets
Current assets
Cash and cash equivalents	$661	$226
Accounts receivable, net	722	702
Materials and supplies	174	177
Deferred income taxes	79	56
Other current assets	69	116

	1,705	1,277
Investments	144	112
Properties	15,762	14,438
Assets held for sale (Note 5)	—	182
Goodwill and intangible assets	204	176
Pension asset (Note 13)	543	304
Other assets (Note 2)	73	117

Total assets	$18,431	$16,606

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,587	$1,277
Long-term debt maturing within one year (Note 9)	29	134

	1,616	1,411
Pension and other benefit liabilities (Note 13)	763	755
Other long-term liabilities	343	432
Long-term debt (Notes 2 and 9)	8,648	5,625
Deferred income taxes	3,069	2,773

Total liabilities	14,439	10,996
Shareholders’ equity
Share capital (Note 10)	2,054	2,185
Additional paid-in capital	42	36
Accumulated other comprehensive loss (Note 3)	(2,113)	(2,219)
Retained earnings	4,009	5,608

	3,992	5,610

Total liabilities and shareholders’ equity	$18,431	$16,606

Certain of the comparative figures have been reclassified to be consistent with the 2015 presentation (Note 2).

Contingencies (Note 14)

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months		For the nine months
	ended September 30		ended September 30
	2015	2014	2015	2014
Operating activities
Net income	$323	$400	$1,033	$1,025
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	149	135	440	413
Deferred income taxes (Note 7)	—	120	106	194
Pension funding in excess of expense (Note 13)	(10)	(38)	(40)	(103)
Other operating activities, net	75	(1)	60	39
Change in non-cash working capital balances related to operations	159	(82)	237	(102)

Cash provided by operating activities	696	534	1,836	1,466

Investing activities
Additions to properties	(449)	(414)	(1,067)	(936)
Proceeds from the sale of west end of Dakota, Minnesota and Eastern Railroad	—	—	—	236
Proceeds from the sale of Delaware & Hudson South (Note 5)	281	—	281	—
Proceeds from sale of properties and other assets (Note 4)	13	10	73	26
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	318	—	327
Other (Note 4)	(8)	1	5	—

Cash used in investing activities	(163)	(85)	(708)	(347)

Financing activities
Dividends paid	(57)	(61)	(172)	(184)
Issuance of CP common shares	5	14	32	50
Purchase of CP common shares (Note 10)	(1,523)	(455)	(2,595)	(987)
Net repayment of commercial paper (Note 9)	(669)	—	(893)	—
Issuance of long-term debt, excl. commercial paper (Note 9)	2,601	—	3,411	—
Repayment of long-term debt, excl. commercial paper (Note 9)	(432)	(21)	(499)	(175)
Settlement of foreign exchange forward on long-term debt	—	17	—	17
Other	—	(3)	—	(3)

Cash used in financing activities	(75)	(509)	(716)	(1,282)

Effect of foreign currency fluctuations on U.S. dollar- denominated cash and cash equivalents	18	6	23	2

Cash position
Increase (decrease) in cash and cash equivalents	476	(54)	435	(161)
Cash and cash equivalents at beginning of period	185	369	226	476

Cash and cash equivalents at end of period	$661	$315	$661	$315

Supplemental disclosures of cash flow information:
Income taxes paid	$48	$103	$107	$142
Interest paid	$81	$60	$242	$220

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common			Accumulated
	shares		Additional	other		Total
	(in	Share	paid-in	comprehensive	Retained	shareholders’
	millions)	capital	capital	loss	earnings	equity
Balance at January 1, 2015	166.1	$2,185	$36	$(2,219)	$5,608	$5,610
Net income	—	—	—	—	1,033	1,033
Other comprehensive income (Note 3)	—	—	—	106	—	106
Dividends declared	—	—	—	—	(170)	(170)
Effect of stock-based compensation expense	—	—	14	—	—	14
CP common shares repurchased (Note 10)	(12.7)	(173)	—	—	(2,462)	(2,635)
Shares issued under stock option plans	0.4	42	(8)	—	—	34

Balance at September 30, 2015	153.8	$2,054	$42	$(2,113)	$4,009	$3,992

	Common			Accumulated
	shares		Additional	other		Total
	(in	Share	paid-in	comprehensive	Retained	shareholders’
	millions)	capital	capital	loss	earnings	equity
Balance at January 1, 2014	175.4	$2,240	$34	$(1,503)	$6,326	$7,097
Net income	—	—	—	—	1,025	1,025
Other comprehensive income (Note 3)	—	—	—	71	—	71
Dividends declared	—	—	—	—	(183)	(183)
Effect of stock-based compensation expense	—	—	16	—	—	16
CP common shares repurchased (Note 10)	(5.3)	(68)	—	—	(919)	(987)
Shares issued under stock option plans	0.9	68	(15)	—	—	53

Balance at September 30, 2014	171.0	$2,240	$35	$(1,432)	$6,249	$7,092

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or “the Company”), expressed in Canadian dollars, reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2014 annual consolidated financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2014 annual consolidated financial statements, except for the accounting change discussed in Note 2.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting of normal and recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Accounting changes

Implemented in 2015

Simplifying the Presentation of Debt Issuance Costs

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-03, Simplifying the Presentation of Debt Issuance Costs under FASB Accounting Standards Codification (“ASC”) Topic 835. The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. Early adoption of this ASU is permitted. The Company adopted the provisions of this ASU during the second quarter of 2015 and retrospectively adjusted the 2014 comparative periods to conform with current presentation.

Long-term debt issuance costs of $67 million have been presented as a reduction of the carrying value of “Long-term debt” as at September 30, 2015. The comparative period has been adjusted for the retrospective change in accounting principle with a reclassification of $34 million from “Other assets” against the carrying value of “Long-term debt” as at December 31, 2014. There was no impact on the income statement as a result of the adoption of the provisions of this ASU during the three and nine months ended September 30, 2015 and comparative periods.

Future changes

Amendments to the Consolidation Analysis

In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis under FASB ASC Topic 810. The amendments require reporting entities to evaluate whether they should consolidate certain legal entities under the revised consolidation model. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities, eliminate the presumption that a general partner should consolidate a limited partnership and affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt this ASU. The Company is currently evaluating the impact on the consolidated financial statements the adoption of this ASU will have.

Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) under FASB ASC Topic 820. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and certain disclosures related to those investments. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015, and will be applied retrospectively. The adoption of this ASU is not expected to have a material impact on the Company’s financial statements.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

2	Accounting changes (continued)

Simplifying the Subsequent Measurement of Inventory

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory under FASB ASC Topic 330. The amendments require reporting entities to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendments apply to inventory that is measured using first-in, first-out or average cost. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2016, and will be applied prospectively. The Company has not, at this time, ascertained the full impact on the consolidated financial statements from the adoption of the guidance in ASU 2015-11.

Plan Investment Disclosures

In July 2015, the FASB issued ASU 2015-12, Plan Investment Disclosures under FASB ASC Topic 960. The amendments require that investments of employee benefit plans be grouped only by general type, eliminating the need to disaggregate the investments in multiple ways. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015, and will be applied retrospectively. Early adoption of the amendments is permitted for financial statements that have not been previously issued. The Company will include appropriate disclosures related to plan investment in accordance with ASU 2015-12 when it adopts the provisions of this ASU.

Deferral of the Effective Date for Revenue from Contracts with Customers

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date under FASB ASC Topic 606. The amendments defer the effective date of the guidance in ASU 2014-09 for public entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company has not, at this time, ascertained the full impact on the consolidated financial statements from the adoption of the guidance in ASU 2014-09 but does not expect the impact to be material.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

3	Changes in accumulated other comprehensive loss (“AOCL”) by component

	For the three months ended September 30				For the nine months ended September 30
(in millions of Canadian dollars)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)	Total(1)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)	Total(1)
Opening balance, 2015	$125	$(77)	$(2,181)	$(2,133)	$115	$(52)	$(2,282)	$(2,219)

Other comprehensive income (loss) before reclassifications	6	(34)	—	(28)	16	(60)	5	(39)
Amounts reclassified from accumulated other comprehensive income	—	2	46	48	—	3	142	145

Net current-period other comprehensive income (loss)	6	(32)	46	20	16	(57)	147	106

Closing balance, 2015	$131	$(109)	$(2,135)	$(2,113)	$131	$(109)	$(2,135)	$(2,113)

Opening balance, 2014	$114	$(18)	$(1,548)	$(1,452)	$105	$(15)	$(1,593)	$(1,503)

Other comprehensive income (loss) before reclassifications	(4)	—	—	(4)	5	—	—	5
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	24	24	—	(3)	69	66

Net current-period other comprehensive income (loss)	(4)	—	24	20	5	(3)	69	71

Closing balance, 2014	$110	$(18)	$(1,524)	$(1,432)	$110	$(18)	$(1,524)	$(1,432)

(1)	Amounts are presented net of tax.

Amounts in Pension and post-retirement defined benefit plans reclassified from AOCL

	For the three months ended September 30		For the nine months ended September 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Amortization of prior service costs(a)	$(2)	$(17)	$(5)	$(51)
Recognition of net actuarial loss(a)	67	48	201	144

Total before income tax	65	31	196	93
Income tax recovery	(19)	(7)	(54)	(24)

Net of income tax	$46	$24	$142	$69

(a)	Impacts Compensation and benefits on the Interim Consolidated Statements of Income.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

4	Gain on settlement of legal proceedings related to the purchase and sale of a building

In 2013, CP provided an interest free loan pursuant to a court order to a corporation owned by a court appointed trustee (“the judicial trustee”) to facilitate the acquisition of a building. The building was held in trust during the legal proceedings with regard to CP’s entitlement to an exercised purchase option of the building (“purchase option”). As at December 31, 2014, the loan of $20 million and the purchase option with a carrying value of $8 million, were recorded as “Other assets” in the Company’s Consolidated Balance Sheets.

In the first quarter of 2015, CP reached a settlement with a third party that, following the sale of the building to an arm’s length third party, resulted in resolution of legal proceedings. CP received $59 million for the sale of the building which included repayment of the aforementioned loan to the judicial trustee. A gain of $31 million ($27 million after tax) was recorded as a credit within “Purchased services and other”.

5	Gain on sale of Delaware & Hudson South

During the first quarter of 2015, the Company finalized a sales agreement with Norfolk Southern Corporation (“NS”) for the portion of Delaware and Hudson Railway Company (“D&H”), Inc.’s line between Sunbury, Pennsylvania and Schenectady, New York (“D&H South”). The sale, which received approval by the U.S. Surface Transportation Board on May 15, 2015, was completed on September 18, 2015 for proceeds of $281 million (U.S. $214 million), subject to finalizing post-closing adjustments between the Company and NS in the fourth quarter of 2015. The assets sold were previously classified as “Assets held for Sale” on the Company’s Consolidated Balance Sheet at December 31, 2014. The Company recorded a gain on sale of $68 million from the transaction.

6	Other income and charges

	For the three months ended September 30		For the nine months ended September 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Foreign exchange loss on long-term debt	$128	$—	$182	$—
Other foreign exchange (gains) losses	(10)	2	(4)	(1)
Early redemption premium on notes (Note 9)	47	—	47	—
Other	3	(1)	11	5

Total other income and charges	$168	$1	$236	$4

7	Income tax expense

	For the three months ended September 30		For the nine months ended September 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Current income tax expense	$159	$30	$364	$199
Deferred income tax expense	—	120	106	194

Income tax expense	$159	$150	$470	$393

During the second quarter of 2015, legislation was enacted to increase the Alberta provincial corporate income tax rate. As a result of this change, the Company recorded an income tax expense of $23 million in the second quarter related to the revaluation of its deferred income tax balances as at January 1, 2015.

The estimated 2015 annualized effective tax rate for the three and nine months ended September 30, 2015, excluding discrete items (Foreign exchange loss on long-term debt, the Gain on sale of Delaware & Hudson South, early redemption premium included in “Other income and charges” and the revaluation of deferred income tax balances as at January 1, 2015 due to the enacted Alberta provincial corporate income tax rate increase in the second quarter of 2015), is 27.5% (27.2% and 27.7% for the three and nine months ended September 30, 2014, respectively).

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

7	Income tax expense (continued)

The effective tax rate for the three and nine months ended September 30, 2015, including discrete items, is 32.9% and 31.3%, respectively (27.2% and 27.7% for the three and nine months ended September 30, 2014, respectively).

8	Earnings per share

At September 30, 2015, the number of shares outstanding was 153.8 million (September 30, 2014 – 171.0 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months ended September 30		For the nine months ended September 30
(in millions)	2015	2014	2015	2014
Weighted-average basic shares outstanding	157.6	171.9	162.0	173.9
Dilutive effect of stock options	1.1	1.6	1.3	1.6

Weighted-average diluted shares outstanding	158.7	173.5	163.3	175.5

For the three and nine months ended September 30, 2015, there were 364,014 options and 179,988 options, respectively, excluded from the computation of diluted earnings per share because their effects were not dilutive (three and nine months ended September 30, 2014 – 15,980 and 82,146, respectively).

9	Long-term debt

Issuance of long-term debt

During the first quarter of 2015, the Company issued U.S. $700 million 2.900% 10-year notes due February 1, 2025 for net proceeds of U.S. $694 million (CDN $873 million). These notes pay interest semi-annually and are unsecured but carry a negative pledge. In addition, the Company settled a notional U.S. $700 million of forward starting floating-to-fixed interest rate swap agreements (“forward starting swaps”) for a payment of U.S. $50 million (CDN $63 million) cash (see Note 11). This payment was included in the same line item as the related hedged item on the Consolidated Statements of Cash Flows. Inclusive of the settlement of the forward starting swap, the annualized effective yield at issuance was 3.61%.

During the third quarter of 2015, the Company issued U.S. $550 million 4.800% 30-year notes due August 1, 2045 and U.S. $250 million 3.700% 10-year notes due February 1, 2026 for a total of U.S. $800 million with net proceeds of U.S. $789 million (CDN $1,032 million). These notes pay interest semi-annually and are unsecured but carry a negative pledge.

During the third quarter of 2015, the Company also issued U.S. $900 million 6.125% 100-year notes due September 15, 2115 and U.S. $300 million 4.800% 20-year notes due September 15, 2035 for a total of U.S. $1,200 million with net proceeds of U.S. $1,186 million (CDN $1,569 million). These notes pay interest semi-annually and are unsecured but carry a negative pledge. At the time of the debt issuance the Company de-designated the hedging relationship for U.S. $700 million of the existing forward starting swaps. The Company did not cash settle these swaps and therefore recorded a non-cash loss of U.S. $36 million (CDN $47 million) in “Accumulated other comprehensive loss” (see Note 11). Subsequently the Company re-designated these U.S. $700 million forward starting swaps as a hedging relationship to fix the benchmark rate on cash flows associated with a highly probable forecasted issuance of long-term notes.

Repayment of notes

During the third quarter of 2015, the Company repaid four notes in advance of their maturities for a total of U.S. $285 million (CDN $379 million). The repayment is inclusive of the remaining principal on the notes, totaling U.S. $247 million (CDN $329 million), an early redemption premium of U.S. $34 million (CDN $45 million), and accrued interest of U.S. $4 million (CDN $5 million). The early redemption premium and accrued interest are included in “Other income and charges” and “Net interest expense” on the Interim Consolidated Statements of Income, respectively. The Company also expensed the unamortized financing fees of $2 million to “Other income and charges” upon repayment of the notes.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

9	Long-term debt (continued)

Commercial paper program

During the fourth quarter of 2014, the Company established a commercial paper program which enables it to issue commercial paper up to a maximum aggregate principal amount of U.S. $1 billion in the form of unsecured promissory notes. The commercial paper is backed by a U.S. $1 billion committed, revolving credit facility, which matures on September 23, 2017. During the third quarter of 2015, the Company repaid all of its commercial paper borrowings and had no remaining commercial paper borrowings as at September 30, 2015. As at December 31, 2014, the Company had commercial paper borrowings of U.S. $675 million (CDN $783 million) presented in “Long-term debt” on the Interim Consolidated Balance Sheets as the Company had the intent and ability to renew the borrowings on a long-term basis. The weighted-average interest rate on these borrowings as at December 31, 2014 was 0.44%.

The Company presents issuances and repayments of commercial paper in the Interim Consolidated Statements of Cash Flows on a net basis, all of which have a maturity of less than 90 days.

Revolving Credit Facility

Effective June 15, 2015, CP amended its existing revolving credit facility agreement dated September 26, 2014, to more accurately reflect the expanded financial capacity of the Company. The amended credit facility agreement requires the Company not to exceed a maximum debt to earnings before interest, tax, depreciation, and amortization ratio. The original revolving credit facility agreement stipulated that the Company not exceed a maximum debt to capitalization ratio. As at September 30, 2015, the Company satisfied the threshold stipulated in the amended financial covenant. At September 30, 2015, the facility was undrawn.

Effective September 17, 2015, CP extended the maturity date by one year on its U.S. $2 billion credit facility. The credit facility has two tranches totaling U.S. $1 billion each. The maturity date on the first U.S. $1 billion tranche has been extended to September 23, 2017; the maturity date on the second U.S. $1 billion tranche has been extended to September 26, 2020. The Company remains in compliance with all terms and conditions of the credit facility arrangements.

10	Shareholders’ Equity

On March 11, 2014, the Company announced a new share repurchase program to implement a normal course issuer bid (“NCIB”) to purchase, for cancellation, up to 5.3 million common shares before March 16, 2015. On September 29, 2014, the Company announced the amendment of the bid to increase the maximum number of its common shares that may be purchased from 5.3 million to 12.7 million of its outstanding common shares. The Company completed the purchase of 10.5 million common shares in 2014 and an additional 2.2 million common shares in the first quarter of 2015 prior to the March 16, 2015 expiry date of the program.

On March 16, 2015, the Company announced the renewal of its NCIB, commencing March 18, 2015, to purchase up to 9.14 million of its outstanding common shares for cancellation before March 17, 2016. On August 31, 2015, the Company amended the NCIB to increase the maximum number of its common shares that may be purchased from 9.14 million to 11.9 million of its outstanding common shares. As at September 30, 2015, the Company had purchased 10.8 million common shares for $2,145 million under this current NCIB program.

All purchases are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the Toronto Stock Exchange, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. The following table provides the activities under the share repurchase program:

	For the three months ended September 30		For the nine months ended September 30
	2015	2014	2015	2014
Number of common shares repurchased (1)	7,738,489	2,000,392	12,972,177	5,270,374
Weighted-average price per share(2)	$200.84	$210.91	$203.08	$187.33
Amount of repurchase (in millions)(2)	$1,555	$422	$2,635	$987

(1)	Includes shares repurchased but not yet cancelled.
(2)	Includes brokerage fees.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

11	Financial instruments

A.	Fair values of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value in line with the fair value hierarchy established by GAAP that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and give the highest priority to these inputs. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and give lower priority to these inputs.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange (“FX”), and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company applied inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread, as well as those of its counterparties, in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $9,713 million at September 30, 2015 (December 31, 2014 – $6,939 million) and a carrying value of $8,677 million at September 30, 2015 (December 31, 2014 – $5,759 million). The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

B.	Financial risk management

Derivative financial instruments

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel, and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Interim Consolidated Balance Sheets, commitments, or forecasted transactions. At the time a derivative contract is entered into and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company conducts business transactions and owns assets in both Canada and the United States. As a result, the Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company may enter into FX risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. FX exposure is primarily mitigated through natural offsets created by revenues, expenditures incurred and balance sheet positions in the same currency. Where appropriate, the Company may negotiate with customers and suppliers to reduce the net exposure.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three and nine months ended September 30, 2015 was an unrealized FX loss of $291 million and $589 million, respectively (three and nine months ended September 30, 2014 – unrealized FX loss of $175 million and $186 million, respectively). There was no ineffectiveness during the three and nine months ended September 30, 2015 and comparative periods.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

11	Financial instruments (continued)

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value of future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements, that are designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

Forward starting swaps

During the fourth quarter of 2014, the Company entered into forward starting swaps totalling a notional U.S. $1.4 billion to fix the benchmark rate on cash flows associated with highly probable forecasted issuances of long-term notes.

During the first three months of 2015, the Company settled a notional U.S. $700 million of forward starting swaps related to the U.S. $700 million 2.900% 10-year notes issued in the same period. The fair value of these derivative instruments was a loss of U.S. $50 million (CDN $63 million) at the time of settlement. The effective portion of changes in fair value on the forward starting swaps of U.S. $48 million (CDN $60 million), was recorded in “Accumulated other comprehensive loss”, and is amortized to “Net interest expense” over the term of the underlying hedged notes. A loss of $1 million and $4 million related to these previously settled derivatives has been amortized to “Net interest expense” for the three and nine months ended September 30, 2015, respectively. The Company expects during the next 12 months, $6 million of losses will be amortized to “Net interest expense”. The ineffective portion of U.S. $2 million (CDN $2 million), was recorded immediately in income as “Net interest expense” during the first three months of 2015.

During the third quarter of 2015, the Company de-designated the hedging relationship for U.S. $700 million of forward starting swaps related to a portion of the U.S. $900 million 6.125% 100-year notes issued. The Company did not cash settle these swaps and therefore recorded a non-cash loss of U.S. $36 million (CDN $47 million) at the time of de-designation. The effective portion of changes in fair value of the de-designated forward starting swaps of U.S. $36 million (CDN $47 million) was recorded in “Accumulated other comprehensive loss” and is amortized to “Net interest expense” over the first 10 years as the underlying interest expense payments, which are hedged, of the U.S. $900 million notes are made. A negligible loss related to these previously de-designated derivatives has been amortized to “Net interest expense” for the three and nine months ended September 30, 2015, respectively. The Company expects that during the next 12 months $5 million of losses will be amortized to “Net interest expense”. There was no ineffectiveness to record upon de-designation.

During the third quarter of 2015, the Company re-designated the forward starting swaps totalling U.S. $700 million to fix the benchmark rate on cash flows associated with a highly probable forecasted issuance of long-term notes. The effective portion of changes in fair value from the re-designation date on the forward starting swaps is recorded in “Accumulated other comprehensive loss”, net of tax, as cash flow hedges until the probable forecasted notes are issued. Subsequent to the notes being issued, amounts in “Accumulated other comprehensive loss” will be amortized to “Net interest expense”. As at September 30, 2015, the total fair value loss of $68 million derived from the remaining forward starting swaps was included in “Accounts payable and accrued liabilities” of which $21 million relates to the re-designated existing forward starting swaps. The effective portion of $20 million on the re-designated existing forward starting swaps is reflected in “Other comprehensive income” and the ineffective portion of $1 million is recorded to “Net interest expense” on the Interim Consolidated Statements of Comprehensive Income and the Interim Consolidated Statements of Income, respectively.

As at December 31, 2014, the unrealized loss derived from the forward starting swaps was $46 million, of which $21 million was included in “Accounts payable and accrued liabilities” and $25 million in “Other long-term liabilities”, with the offset reflected in “Other comprehensive income” on the Consolidated Statements of Comprehensive Income.

Interest rate swaps

During the fourth quarter of 2014, the Company entered into floating-to-fixed interest rate swap agreements totalling U.S. $600 million to hedge the variability in cash flow associated with fluctuations in interest rates on commercial paper issuances. As at September 30, 2015, floating-to-fixed interest rate swap agreements totalling U.S. $350 million were outstanding and expire in

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

11	Financial instruments (continued)

the fourth quarter of 2015. As no commercial paper is outstanding at September 30, 2015, or is forecasted to be issued for the balance of the year, these interest rate swaps previously designated as a cash flow hedge were de-designated and a negligible loss was reclassified from “Accumulated other comprehensive loss” to “Net interest expense”. All other balances related to these swap agreements were negligible at September 30, 2015.

12	Stock-based compensation

At September 30, 2015, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense of $21 million and $45 million for the three and nine months ended September 30, 2015, respectively (three and nine months ended September 30, 2014 an expense of $42 million and $102 million, respectively).

Regular options

In the nine months ended September 30, 2015, under CP’s stock option plans, the Company issued 317,202 regular options at the weighted-average price of $218.89 per share, based on the closing price on the grant date.

Pursuant to the employee plans, these regular options may be exercised upon vesting, which is between 12 and 48 months after the grant date, and will expire after 10 years.

Under the fair value method, the fair value of the regular options at the grant date was $16 million. The weighted-average fair value assumptions were approximately:

For the nine months ended September 30, 2015
Grant price	$218.89
Expected option life (years)(1)	5.25
Risk-free interest rate(2)	1.10%
Expected stock price volatility(3)	25.83%
Expected annual dividends per share (4)	$1.40
Expected forfeiture rate(5)	1.20%
Weighted-average grant date fair value per regular options granted during the period	$49.73

(1)	Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour, or when available, specific expectations regarding future exercise behaviour, were used to estimate the expected life of the option.
(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.
(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.
(4)	Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.
(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the nine months ended September 30, 2015, the Company issued 137,874 PSUs with a grant date fair value of approximately $31 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash, or in CP common shares approximately three years after the grant date, contingent upon CP’s performance (“performance factor”). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, using a lattice-based valuation model.

Deferred share unit (“DSU”) plan

In the nine months ended September 30, 2015, the Company granted 19,251 DSUs with a grant date fair value of approximately $4 million. DSUs vest over various periods of up to 48 months and are only redeemable for a specified period after employment is terminated. An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

13	Pensions and other benefits

In the three and nine months ended September 30, 2015, the Company made contributions of $20 million and $61 million, respectively (three and nine months ended September 30, 2014 - $25 million and $64 million, respectively) to its defined benefit pension plans. The net periodic benefit cost for defined benefit pension plans and other benefits, including the recognition of an $11 million gain related to legacy pension plans, in the three and nine months ended September 30, 2015 included the following components:

	For the three months
	ended September 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2015	2014	2015	2014
Current service cost (benefits earned by employees in the period)	$31	$27	$3	$4
Interest cost on benefit obligation	116	120	6	5
Expected return on fund assets	(201)	(190)	—	—
Recognized net actuarial loss	66	47	—	1
Amortization of prior service costs	(2)	(17)	—	—

Net periodic benefit (recovery) cost	$10	$(13)	$9	$10

	For the nine months
	ended September 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2015	2014	2015	2014
Current service cost (benefits earned by employees in the period)	$95	$80	$9	$11
Interest cost on benefit obligation	347	358	16	17
Expected return on fund assets	(614)	(568)	—	—
Recognized net actuarial loss	198	142	2	2
Amortization of prior service costs	(5)	(51)	—	—

Net periodic benefit (recovery) cost	$21	$(39)	$27	$30

14	Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2015 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Legal proceedings related to Lac-Mégantic rail accident

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MMA”) and/or its subsidiary, Montreal Maine and Atlantic Railway of Canada (“MMAC”, and collectively with MMA, the “MMA Group”) derailed and exploded in Lac-Mégantic, Quebec on a section of railway line owned by the MMA Group. The previous day CP had interchanged the train to the MMA Group, and after that interchange MMA Group exercised exclusive control over the train.

Following this incident, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec issued an order directing certain named parties to recover the contaminants and to clean up and decontaminate the derailment site. CP was added as a named party on August 14, 2013 (the “Amended Cleanup Order”). CP is a party to an administrative appeal with respect to the Amended Cleanup Order. No hearing date on the merits of CP’s appeal has been scheduled. Directly related to

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

14	Contingencies (continued)

this matter, the Province of Québec filed a lawsuit against CP before the Québec Superior Court on July 6, 2015 in which it claims $409 million for the damages sustained by the province as a result of the expenses incurred following the derailment, including costs incurred for the work carried out pursuant to the Amended Cleanup Order. The province alleges that CP had custody or control of the contaminants that were discharged in Lac-Mégantic on July 6, 2013, and that CP was otherwise negligent and therefore is solidarily (joint and severally) liable with the other third parties responsible for the accident. No timetable governing the conduct of this lawsuit has been ordered by the court.

A class action lawsuit has also been filed in the Superior Court of Quebec on behalf of a class of persons and entities residing in, owning or leasing property in, operating a business in or physically present in Lac-Mégantic (the “Class Action”). The lawsuit seeks damages caused by the derailment including for wrongful deaths, personal injuries, and property damages. CP was added as a defendant on August 16, 2013. On May 8, 2015, the Superior Court of Quebec authorized the institution of the Class Action as against CP and as against the shipper, Western Petroleum, and the shipper’s parent, World Fuel Services (collectively, the “World Fuel Defendants”). The World Fuel Defendants have since settled, although the settlement is not yet final. No timetable governing the conduct of this lawsuit has been ordered by the court.

In the wake of the derailment and ensuing litigation, MMAC filed for bankruptcy in Canada (the “Canadian Proceeding”) and MMA filed for bankruptcy in the United States (the “U.S. Proceeding”). An Adversary Proceeding filed by the MMA U.S. bankruptcy trustee against CP, Irving Oil and the World Fuel Defendants accuses CP of failing to ensure that World Fuel Defendants or Irving Oil properly classified the oil lading and of not refusing to ship the oil in DOT-111 tank cars. Private party litigation in Texas and Illinois charge CP of the same wrongdoing. Those cases include class actions and mass actions in Texas and wrongful death actions in Illinois. CP removed all cases to U.S. federal court, and motions have been filed with respect to jurisdiction and venue.

In response to CP’s motion to withdraw the adversary proceedings from the U.S. Proceeding, the trustee maintained that Canadian law rather than U.S. law controlled, and the court found that if the federal regulations governed, the case was not complex enough to warrant withdrawal. CP moved to dismiss for want of personal jurisdiction, but that motion, which was heard on August 18, 2015, has been denied.

Plans of arrangement have been conditionally approved both in the Canadian Proceeding and the U.S. Proceeding. These Plans provide for the distribution of a fund of approximately $440 million amongst those who claimed loss or damage as a result of the derailment and will release those parties which contributed to the fund from any further liability. The Plans also provide for broadly worded third-party releases and injunctions that prevent actions against settling parties. CP has not participated in the settlement and hence will not benefit from any third party releases or injunctions. In addition, both Plans contain judgment reduction provisions. Pursuant to these provisions, in the event of a judgment against CP in a case arising from the Lac-Mégantic derailment, CP should receive a credit for the greater of (i) the settlement monies received by the plaintiff(s) for the claim, or (ii) the amount which, but for the third party non-debtor injunctions, CP would have been entitled to obtain from third parties other than MMA and MMAC through contribution or indemnification. CP may also have rights to judgment reduction, as part of the contribution/indemnification credit, for the fault of MMA and/or MMAC. The provisions of the Plans also provide for a potential re-allocation of some aspects of the MMA Group’s liability among plaintiffs and non-settling parties.

Besides litigation that has now been commenced by wrongful death, personal injury, and property damage plaintiffs against CP in Maine, Texas, and Illinois, CP has received two damage to cargo notices of claims from the shipper of the oil on the derailed train, Western Petroleum. Western Petroleum submitted U.S. and Canadian notices of claims for the same damages and, under the Carmack Amendment (the U.S. damage to cargo statute), seeks to recover for all injuries associated with, and indemnification for all claims arising from, the derailment. Both jurisdictions permit a shipper to recover the value of damaged lading against any carrier in the delivery chain, subject to limitations in the carrier’s tariffs. CP’s tariffs significantly restrict shipper damage claim rights.

Western Petroleum is part of the World Fuel Services group, and those entities recently settled with the trustee. In connection with that settlement, Western Petroleum assigned to the bankruptcy trustee the right to delegate those cargo-related claims. To date the trustee has not so delegated, but he has indicated that the cargo claims will be given to the Trust to be formed to handle distributions of funds to wrongful death plaintiffs. Before the settlement, both the World Fuel Services group and the trustee maintained that Carmack liability extends beyond lading losses to cover all damages incurred by the World Fuel Services group or Irving Oil associated with the derailment. CP disputes this interpretation of the law.

At this early stage of the legal proceedings, any potential liability and the quantum of potential loss cannot be determined. Nevertheless, CP denies liability for the MMA derailment and intends to vigorously defend itself in the proceedings described above and in any proceeding that may be commenced in the future.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

14	Contingencies (continued)

Legal proceedings initiated by Canadian National Railway Company

On August 13, 2015, Canadian National Railway Company (“CN”) issued a statement of claim against the company and an employee. The principal allegations are that the Company obtained and benefited from certain confidential CN customer data. CN is seeking damages but has not yet provided evidence to substantiate its damages claim. The Company plans to defend this claim and the amount of loss, if any, to the Company as a result of the claim cannot be reasonably estimated.

Environmental liabilities

Environmental remediation accruals, recorded on an undiscounted basis unless a reliably determinable estimate as to an amount and timing of costs can be established, cover site-specific remediation programs.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and include both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three and nine months ended September 30, 2015 was $1 million and $7 million, respectively (three and nine months ended September 30, 2014 – $1 and $2 million, respectively). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at September 30, 2015 was $98 million (December 31, 2014 – $91 million). Payments are expected to be made over 10 years to 2025.

Summary of Rail Data

Third Quarter						Year-to-date
2015	2014	Change	%		Financial (millions, except per share data)	2015	2014	Change	%
					Revenues
$1,667	$1,629	$38	2		Freight revenues	$4,907	$4,745	$162	3
42	41	1	2		Non-freight revenues	118	115	3	3

1,709	1,670	39	2		Total revenues	5,025	4,860	165	3

					Operating expenses
352	347	5	1		Compensation and benefits	1,038	1,034	4	—
162	249	(87)	(35)		Fuel	542	793	(251)	(32)
47	47	—	—		Materials	144	146	(2)	(1)
42	36	6	17		Equipment rents	130	117	13	11
149	135	14	10		Depreciation and amortization	440	413	27	7
272	235	37	16		Purchased services and other	788	726	62	9
(68)	—	(68)	100		Gain on sale of Delaware & Hudson South	(68)	—	(68)	100

956	1,049	(93)	(9)		Total operating expenses	3,014	3,229	(215)	(7)

753	621	132	21		Operating income	2,011	1,631	380	23
					Less:
168	1	167	—		Other income and charges	236	4	232	—
103	70	33	47		Net interest expense	272	209	63	30

482	550	(68)	(12)		Income before income tax expense	1,503	1,418	85	6
159	150	9	6		Income tax expense	470	393	77	20

$323	$400	$(77)	(19)		Net income	$1,033	$1,025	$8	1

55.9	62.8	(6.9)	(690	)bps	Operating ratio (%)	60.0	66.4	(6.4)	(640	)bps
$2.05	$2.33	$(0.28)	(12)		Basic earnings per share	$6.37	$5.90	$0.47	8

$2.04	$2.31	$(0.27)	(12)		Diluted earnings per share	$6.32	$5.84	$0.48	8

					Shares Outstanding
157.6	171.9	(14.3)	(8)		Weighted average number of shares outstanding (millions)	162.0	173.9	(11.9)	(7)
158.7	173.5	(14.8)	(9)		Weighted average number of diluted shares outstanding (millions)	163.3	175.5	(12.2)	(7)
					Foreign Exchange
0.76	0.93	(0.17)	(18)		Average foreign exchange rate (US$/Canadian$)	0.79	0.92	(0.13)	(14)
1.31	1.08	0.23	21		Average foreign exchange rate (Canadian$/US$)	1.26	1.09	0.17	16

Summary of Rail Data (Page 2)

Third Quarter					Year-to-date
2015	2014	Change	%		2015	2014	Change	%
				Commodity Data
				Freight Revenues (millions)
$261	$248	$13	5	- Canadian Grain	$772	$721	$51	7
148	127	21	17	- U.S. Grain	391	348	43	12
163	150	13	9	- Coal	490	463	27	6
82	70	12	17	- Potash	281	251	30	12
62	55	7	13	- Fertilizers and sulphur	200	173	27	16
66	52	14	27	- Forest products	184	152	32	21
173	160	13	8	- Chemicals and plastics	522	462	60	13
109	136	(27)	(20)	- Crude	288	354	(66)	(19)
173	190	(17)	(9)	- Metals, minerals, and consumer products	492	521	(29)	(6)
87	83	4	5	- Automotive	260	275	(15)	(5)
189	202	(13)	(6)	- Domestic intermodal	575	579	(4)	(1)
154	156	(2)	(1)	- International intermodal	452	446	6	1

$1,667	$1,629	$38	2	Total Freight Revenues	$4,907	$4,745	$162	3

				Millions of Revenue Ton-Miles (RTM)
6,639	6,790	(151)	(2)	- Canadian Grain	19,666	19,710	(44)	—
2,727	3,011	(284)	(9)	- U.S. Grain	7,855	8,229	(374)	(5)
5,316	5,422	(106)	(2)	- Coal	16,914	16,804	110	1
3,569	2,812	757	27	- Potash	11,758	10,219	1,539	15
973	915	58	6	- Fertilizers and sulphur	3,023	3,119	(96)	(3)
1,083	1,036	47	5	- Forest products	3,163	2,959	204	7
3,227	3,409	(182)	(5)	- Chemicals and plastics	10,220	9,941	279	3
3,703	4,625	(922)	(20)	- Crude	9,531	11,799	(2,268)	(19)
2,451	2,993	(542)	(18)	- Metals, minerals, and consumer products	6,906	8,404	(1,498)	(18)
424	420	4	1	- Automotive	1,339	1,531	(192)	(13)
3,027	3,076	(49)	(2)	- Domestic intermodal	9,114	8,713	401	5
2,999	3,040	(41)	(1)	- International intermodal	8,993	8,925	68	1

36,138	37,549	(1,411)	(4)	Total RTMs	108,482	110,353	(1,871)	(2)

				Freight Revenue per RTM (cents)
3.93	3.65	0.28	8	- Canadian Grain	3.93	3.66	0.27	7
5.43	4.22	1.21	29	- U.S. Grain	4.98	4.23	0.75	18
3.07	2.76	0.31	11	- Coal	2.89	2.76	0.13	5
2.29	2.51	(0.22)	(9)	- Potash	2.39	2.46	(0.07)	(3)
6.38	6.06	0.32	5	- Fertilizers and sulphur	6.62	5.56	1.06	19
6.07	5.01	1.06	21	- Forest products	5.82	5.13	0.69	13
5.37	4.68	0.69	15	- Chemicals and plastics	5.11	4.65	0.46	10
2.92	2.93	(0.01)	—	- Crude	3.02	3.00	0.02	1
7.08	6.36	0.72	11	- Metals, minerals, and consumer products	7.13	6.20	0.93	15
20.64	19.74	0.90	5	- Automotive	19.44	17.99	1.45	8
6.24	6.57	(0.33)	(5)	- Domestic intermodal	6.31	6.65	(0.34)	(5)
5.14	5.11	0.03	1	- International intermodal	5.02	4.99	0.03	1
4.61	4.34	0.27	6	Total Freight Revenue per RTM	4.52	4.30	0.22	5

Summary of Rail Data (Page 3)

Third Quarter					Year-to-date
2015	2014	Change	%		2015	2014	Change	%
				Carloads (thousands)
72	76	(4)	(5)	- Canadian Grain	205	216	(11)	(5)
44	44	—	—	- U.S. Grain	117	127	(10)	(8)
79	73	6	8	- Coal	245	233	12	5
29	24	5	21	- Potash	97	85	12	14
14	15	(1)	(7)	- Fertilizers and sulphur	46	46	—	—
16	15	1	7	- Forest products	46	44	2	5
50	52	(2)	(4)	- Chemicals and plastics	152	146	6	4
25	31	(6)	(19)	- Crude	66	80	(14)	(18)
58	71	(13)	(18)	- Metals, minerals, and consumer products	167	187	(20)	(11)
32	33	(1)	(3)	- Automotive	98	100	(2)	(2)
105	111	(6)	(5)	- Domestic intermodal	314	318	(4)	(1)
145	142	3	2	- International intermodal	426	412	14	3

669	687	(18)	(3)	Total Carloads	1,979	1,994	(15)	(1)

				Freight Revenue per Carload
$3,613	$3,264	$349	11	- Canadian Grain	$3,767	$3,336	$431	13
3,413	2,878	535	19	- U.S. Grain	3,347	2,746	601	22
2,057	2,040	17	1	- Coal	1,997	1,987	10	1
2,816	2,917	(101)	(3)	- Potash	2,898	2,951	(53)	(2)
4,265	3,835	430	11	- Fertilizers and sulphur	4,344	3,790	554	15
4,113	3,426	687	20	- Forest products	3,960	3,443	517	15
3,479	3,097	382	12	- Chemicals and plastics	3,444	3,176	268	8
4,281	4,436	(155)	(3)	- Crude	4,357	4,446	(89)	(2)
3,026	2,697	329	12	- Metals, minerals, and consumer products	2,951	2,785	166	6
2,719	2,519	200	8	- Automotive	2,646	2,741	(95)	(3)
1,795	1,819	(24)	(1)	- Domestic intermodal	1,833	1,823	10	1
1,067	1,090	(23)	(2)	- International intermodal	1,061	1,079	(18)	(2)
$2,493	$2,372	$121	5	Total Freight Revenue per Carload	$2,480	$2,380	$100	4

Summary of Rail Data (Page 4)

Third Quarter					Year-to-date
2015	2014 (1)	Change	%		2015	2014 (1)	Change	%
				Operations Performance
65,027	68,800	(3,773)	(5)	Freight gross ton-miles (millions)	196,647	201,653	(5,006)	(2)
36,138	37,549	(1,411)	(4)	Revenue ton-miles (millions)	108,482	110,353	(1,871)	(2)
8,365	8,977	(612)	(7)	Train miles (thousands)	25,499	27,044	(1,545)	(6)
8,328	8,234	94	1	Average train weight - excluding local traffic (tons)	8,260	8,007	253	3
6,946	6,828	118	2	Average train length - excluding local traffic (feet)	6,904	6,636	268	4
6.6	8.1	(1.5)	(19)	Average terminal dwell - (hours)	7.3	8.9	(1.6)	(18)
22.2	18.6	3.6	19	Average network train speed - (mph)	21.0	17.6	3.4	19
0.952	1.000	(0.05)	(5)	Fuel efficiency(2)	0.999	1.039	(0.04)	(4)
61.7	68.0	(6.3)	(9)	U.S. gallons of locomotive fuel consumed (millions)(3)	195.1	206.6	(11.5)	(6)
2.00	3.39	(1.39)	(41)	Average fuel price (U.S. dollars per U.S. gallon)	2.21	3.52	(1.31)	(37)
13,822	14,699	(877)	(6)	Total employees (average)(4)	14,020	14,577	(557)	(4)
13,700	14,659	(959)	(7)	Total employees (end of period)(4)	13,700	14,659	(959)	(7)
13,601	14,944	(1,343)	(9)	Workforce (end of period)(5)	13,601	14,944	(1,343)	(9)
				Safety
1.75	1.57	0.18	11	FRA personal injuries per 200,000 employee-hours	1.72	1.64	0.08	5
0.97	1.62	(0.65)	(40)	FRA train accidents per million train-miles	1.24	1.29	(0.05)	(4)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(3)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(4)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(5)	Workforce is defined as total employees plus part time employees, contractors, and consultants.

Non-GAAP Measures - Unaudited

The Company presents non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in its business that can be compared with the results of operations in prior periods. In addition, these non-GAAP measures facilitate a multi-period assessment of long-term profitability allowing management and other external users of the Company’s consolidated financial statements to compare profitability on a long-term basis with that of the Company’s peers.

These non-GAAP measures exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other significant items that are not among the Company’s normal ongoing revenues and operating expenses. They have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Adjusted Performance Measures

Income, excluding significant items, provides management with a measure of income on an ongoing basis.

Diluted earnings per share (“EPS”), excluding significant items, also referred to as Adjusted EPS, provides the same information on a per share basis.

Operating expenses, excluding significant items, provide relevant and useful information for evaluating the effectiveness of the Company’s operations and underlying business trends.

Operating income, excluding significant items, also referred to as Adjusted operating income, provides a measure of the profitability of the railway on an ongoing basis.

Operating ratio, excluding significant items, also referred to as Adjusted operating ratio, calculated as operating expenses, excluding significant items divided by revenues, provides the percentage of revenues used to operate the railway on an ongoing basis.

Significant items

Significant items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets and other items that are neither normal course business activities or among our normal ongoing revenues and operating expenses.

Items that impacted reported third quarter 2015 earnings include:

•	a $128 million loss ($111 million after tax) due to foreign exchange (“FX”) translation of the Company’s U.S. dollar-denominated debt which unfavourably impacted Diluted EPS by 69 cents;

•	a $68 million gain ($42 million after tax) related to the sale of Delaware and Hudson Railway south of Schenectady (“D&H South”) which favourably impacted Diluted EPS by 26 cents; and

•	a $47 million charge ($35 million after tax) related to the early redemption premium on notes which unfavourably impacted Diluted EPS by 22 cents.

There were no significant items in the third quarter of 2014.

Items that impacted reported the nine months ended September 30, 2015 and 2014 earnings, in addition to those discussed above, include:

2015:

•	in the second quarter, a $10 million gain ($9 million after-tax) due to FX translation on U.S. dollar-denominated debt which favourably impacted Diluted EPS by 5 cents;

•	in the second quarter, an income tax expense of $23 million as a result of the change in the Alberta provincial corporate income tax rate which unfavourably impacted Diluted EPS by 14 cents;

•	in the first quarter, a $64 million loss ($55 million after-tax) due to FX translation on U.S. dollar-denominated debt which unfavourably impacted Diluted EPS by 34 cents; and

2014:

•	in the first quarter, a $4 million recovery ($3 million after-tax) for experience gains from the Company’s 2012 labour restructuring initiative which favourably impacted Diluted EPS by 2 cents.

Reconciliation of Non-GAAP measures to GAAP measures

The following tables reconcile Income, excluding significant items, Adjusted EPS, Adjusted operating income and Adjusted Operating ratio to Net income, Diluted earnings per share, operating income and operating ratio, respectively.

Income	For the three months ended September 30		For the nine months ended September 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Income, excluding significant items	$427	$400	$1,206	$1,022

Add significant items, net of tax:
Labour restructuring	—	—	—	3
Early redemption premium on notes	(35)	—	(35)	—
Gain on sale of D&H South	42	—	42	—
Impact of FX translation on U.S. dollar denominated debt	(111)	—	(157)	—
Income tax rate change	—	—	(23)	—

Net income as reported	$323	$400	$1,033	$1,025

Diluted earnings per share	For the three months ended September 30		For the nine months ended September 30
	2015	2014	2015	2014
Diluted earnings per share, excluding significant items	$2.69	$2.31	$7.39	$5.82

Add significant items:
Labour restructuring	—	—	—	0.02
Early redemption premium on notes	(0.22)	—	(0.22)	—
Gain on sale of D&H South	0.26	—	0.26	—
Impact of FX translation on U.S. dollar denominated debt	(0.69)	—	(0.97)	—
Income tax rate change	—	—	(0.14)	—

Diluted earnings per share as reported	$2.04	$2.31	$6.32	$5.84

Operating income	For the three months ended September 30		For the nine months ended September 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Operating income, excluding significant items	$685	$621	$1,943	$1,627

Add significant items:
Labour restructuring	—	—	—	4
Gain on sale of D&H South	68	—	68	—

Operating income as reported	$753	$621	$2,011	$1,631

Operating ratio	For the three months ended September 30		For the nine months ended September 30
	2015	2014	2015	2014
Operating ratio, excluding significant items	59.9%	62.8%	61.3%	66.6%

Add significant items:
Labour restructuring	—	—	—	(0.2)%
Gain on sale of D&H South	(4.0)%	—	(1.3)%	—

Operating ratio as reported	55.9%	62.8%	60.0%	66.4%

Free Cash

Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. The measure is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit, and dividends paid, adjusted for changes in cash and cash equivalents balances resulting from FX fluctuations.

Reconciliation of Free Cash to GAAP cash position(1)	For the three months		For the nine months
	ended September 30		ended September 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Cash provided by operating activities	$696	$534	$1,836	$1,466
Cash used in investing activities	(163)	(85)	(708)	(347)
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	(318)	—	(327)
Dividends paid	(57)	(61)	(172)	(184)
Effect of FX fluctuations on U.S. dollar-denominated cash and cash equivalents	18	6	23	2

Free cash(1)	494	76	979	610
Cash used in financing activities, excluding dividend payment	(18)	(448)	(544)	(1,098)
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	318	—	327

Increase (Decrease) in cash and cash equivalents, as shown on the Interim Consolidated Statements of Cash Flows	476	(54)	435	(161)
Cash and cash equivalents at beginning of period	185	369	226	476

Cash and cash equivalents at end of period	$661	$315	$661	$315

(1)	Free cash and cash equivalents provided by financing activities, excluding dividend payment have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Foreign Exchange Adjusted Variance

FX adjusted variance (“FX adj. variance”) allows certain financial results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Financial results at a constant currency are obtained by translating the previous period results in U.S. dollars at the FX rate of the comparable period of the current year. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

	For the three months ended September 30					For the nine months ended September 30
(in millions of			Variance	Adjusted	FX Adj.			Variance	Adjusted	FX Adj.
Canadian dollars)	2015	2014	due to FX	2014(1)	%(1)	2015	2014	due to FX	2014(1)	%(1)
Freight revenues	$1,667	$1,629	$177	$1,806	(8%)	$4,907	$4,745	$383	$5,128	(4%)
Non-freight revenues	42	41	2	43	(2%)	118	115	3	118	—%

Total revenues	1,709	1,670	179	1,849	(8%)	5,025	4,860	386	5,246	(4%)
Total operating expenses	956	1,049	95	1,144	(16%)	3,014	3,229	219	3,448	(13%)

Operating income	$753	$621	$84	$705	7%	$2,011	$1,631	$167	$1,798	12%

(1)	These earnings measures have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.